FRED ALGER & COMPANY, LLC

Financial Statements and
Supplemental Schedules

As of and for the year ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

This report is prepared in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-15900

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Fred Alger & Company, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Pearl Street 27TH FL

(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Kincel	201-547-3604	Rkincel@alger.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

34

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Robert Kincel__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Fred Alger & Company, LLC__ , as of __December 31__ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ryan Craig
Notary Public, State of New York
Reg. No. 02CR0014306
Qualified in Kings County
Commission Expires October 10, 2027

Signature:

Title:
SVP, Chief Financial Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FRED ALGER & COMPANY, LLC

Table of Contents



Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10012-0015
USA

Tel: 1 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Fred Alger & Company, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fred Alger & Company, LLC (the "Company") as of December 31, 2025, the related statements of income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital Under 17 CFR 240.15c3-1 and Computation for Determination of Customer Reserve Requirements pursuant to Exhibit A to 17 CFR 240.15c3-3 as of December 31, 2025, (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated

whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 2, 2026

We have served as the Company's auditor since 2023.

FRED ALGER & COMPANY, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents (note 2b)	$	3,103,414
Restricted cash (note 2c)		790,893
Financial instruments owned, at fair value (note 3)		37,713,034
Receivable from mutual funds (note 4)		3,860,356
Due from affiliates (note 6)		226,812
Prepaid compensation asset (note 11b)		2,004,827
Prepaid expenses and other assets (note 2k)		3,254,690
Property and equipment, net (note 7)		3,540,347
Total assets	$	54,494,373

Liabilities and Member's Equity

Liabilities:

Accrued expenses and other liabilities (note 8)	$	28,079,424
Due to Ultimate Parent and affiliates (note 6)		239,764
Total liabilities		28,319,188

Commitments and contingencies (note 12)   -

Member's equity:

Total member's equity	26,175,185

Total liabilities and member's equity	$	54,494,373

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC

Statement of Income

For the Year Ended December 31, 2025

Revenues:		
Mutual fund fees (note 4)	$	25,222,918
Servicing fees (5c)		41,235,291
Brokerage commissions (note 4)		2,840,816
Interest and dividends		954,537
Net gains from financial instruments		2,838,244
Other income		18,179
Total revenues		73,109,985
Expenses:		
Compensation and benefits (note 11)		24,138,267
Distribution and/or administration fees		24,364,120
General and administrative expenses		5,717,177
Advertising and marketing		3,865,578
Subscriptions		1,400,139
Occupancy		1,463,378
Professional fees		1,047,657
Trading costs		777,885
Depreciation and amortization (note 7)		621,295
Regulatory fees		442,383
Communications		321,261
Printing and supplies		29,347
Total expenses		64,188,487
Net income	$	8,921,498

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2025

		Total Member's Equity
Balance, January 1, 2025	$	38,084,907
Noncash compensation (note 11b)		(37,122)
Dividends		(20,794,098)
Net income		8,921,498
Balance, December 31, 2025	$	26,175,185

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC
Statement of Cash Flows
For the year ended December 31, 2025

Cash flows from operating activities:

Net income	$	8,921,498
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		621,295
Noncash compensation		(37,122)
Decrease (increase) in:		
Financial instruments owned at fair value		4,400,784
Receivable from mutual funds		(508,093)
Due from affiliates		6,215,855
Prepaid compensation asset		(2,004,827)
Prepaid expenses and other assets		(861,117)
Increase (decrease) in:		
Accrued expenses and other liabilities		3,548,740
Due to Ultimate Parent and affiliates		(166,938)
Net cash provided by operating activities		20,130,075
Cash flows from investing activities:		
Acquisition of property and equipment		(409,145)
Net cash used in investing activities		(409,145)
Cash flows from financing activities:		
Dividends Paid		(20,794,098)
Net cash used in financing activities		(20,794,098)
Net decrease in cash		(1,073,168)
Cash, cash equivalents and restricted cash, beginning of year		4,967,475
Cash, cash equivalents and restricted cash, end of year	$	3,894,307

Cash and cash equivalents decription		Beginning of year		End of year
Cash and cash equivalents	$	4,177,383	$	3,103,414
Restricted cash		790,092		790,893
Total cash, cash equivalents and restricted cash	$	4,967,475	$	3,894,307

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2025

CONFIDENTIAL

(1) Organization

Fred Alger & Company, LLC (the Company) is a wholly owned subsidiary of Alger Group Holdings, LLC (the Parent). The Parent is a wholly owned subsidiary of Alger Associates, Inc. (the Ultimate Parent).

The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, as amended, and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company acts as the principal underwriter of the mutual funds sponsored by Fred Alger Management, LLC (FAM). Among FAM's advisory customers are six U.S. registered investment companies (Alger mutual funds):

- The Alger Funds
- The Alger Portfolios
- The Alger Funds II
- Alger Global Equity Fund
- The Alger Institutional Funds
- The Alger ETF Trust

The Company also effects transactions principally for the clients of FAM who elect to have the Company do so on their behalf. The Company clears these transactions on a fully disclosed basis through a third-party clearing broker. As a non-clearing broker-dealer, the Company does not maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which requires the Company to make estimates and assumptions based upon available information. These estimates and assumptions made could affect the amounts recorded in the financial statements provided and the disclosures presented. Actual results could differ from those estimates. Accounting estimates reflected in the financial statements include, among others, the Deferred Compensation costs and Distribution and/or administration fees.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition as cash equivalents. The Company does not hold any cash equivalents at December 31, 2025. Cash is held at major financial institutions and is subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation ("SIPC") limitations. The Company manages this risk by maintaining its deposit with highly rated financial institutions.

(c)   *Restricted cash*

Under the terms of the agreements between the Company, its clearing organization and counterparties, balances owed to these counterparties are collateralized by certain of the Company's cash balances that are considered to be restricted cash and that could be used to offset losses incurred by the clearing organizations on behalf of the Company's activities, if such losses were to occur. Deposits with clearing organizations and brokers are primarily held in cash, or highly liquid investments including money market funds.

(d)   *Valuation of Financial Instruments*

Financial Accounting Standards Board Accounting Standards Codification 820 – Fair Value Measurements and Disclosures ("ASC 820") defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability and may be observable or unobservable. Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions and reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs that reflect the Company's own assumptions based upon the best information available in the circumstances. The three-level hierarchy of inputs is summarized below.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in non-active markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The Company held the following types of financial instruments as of December 31, 2025:

Money Market Funds

The Company owns an investment in a money market fund that is valued based on readily available and observable net asset values. This investment is included in Level 1 of the fair value hierarchy.

Mutual Funds

The Company owns investments in various mutual funds advised by FAM that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

(e) Securities Transactions

The Company records security transactions on trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Realized gains (losses) on the sales of securities are recognized using cost, calculated on a specific identification method. The Company has the ability to purchase securities on margin, however, they did not participate in any such transactions during the year ended December 31, 2025.

(f) Mutual Fund Fees: 12b-1 and shareholder servicing fees

These fees are earned by the Company for distribution, shareholder servicing, administrative and oversight services performed for the Alger mutual funds. 12b-1 fees earned for distribution and/or shareholder servicing for the Alger mutual funds are collected pursuant to plans operating under Rule 12b-1 of the Investment Company Act of 1940, as amended (12b-1 Plans). The Company also earns shareholder servicing fees pursuant to agreements with certain Alger mutual funds.

Contracts for these services exist between the Company and the Alger mutual funds to whom such services are provided. The contract price varies by fund and share class, but prices are stipulated in the applicable contracts and take the form of a calculated fee (a percentage of account assets). This fee is accrued on a daily basis by the Alger mutual funds and is part of each fund's daily Net Asset Value (NAV). The Company receives payment for these fees from the Alger mutual funds on a monthly basis. Performance obligations relating to these fees are considered a series of distinct services that are substantially the same and are satisfied each day during the contract term. These fees are largely passed through to third party distributors who distribute or service the Alger mutual funds.

(g) Mutual Fund Fees: Sub-Transfer Agency fees

The Company makes payments to certain intermediaries that provide sub-accounting and sub-transfer agency services to omnibus accounts invested in the Alger mutual funds. These payments are based upon either the Assets Under Management (AUM) or the number of accounts that the intermediary services. These payments are recorded in the Distribution and/or administrative fees expense line on the Company's Statement of Income. The Company is reimbursed a portion of these fees from the appropriate Alger mutual fund subject to certain limitations, as approved by the Alger mutual funds Boards of Trustees. As such, the fees owed to the Company are accrued on a daily basis by the Alger mutual funds and are part of the Alger mutual fund's daily NAV. The Company receives payment from the Alger mutual funds subsequent to the approval by the Alger mutual funds Board of Trustees. These fees are recorded in the Mutual fund fees line item on the Company's Statement of Income.

(h) Brokerage commissions

Brokerage commission revenues are recorded on a settlement-date basis, the effect of which is not materially different from a trade date basis. In addition to acting as the principal underwriter of the Alger mutual funds, the Company effects transactions as agent for the customers of FAM who elect to have the Company do so on their behalf. Brokerage commission income is earned by providing trade execution services through the Company for Alger mutual funds and separately managed accounts that are managed by FAM. The Company clears these transactions on a fully disclosed basis through a third-party clearing broker.

The effective contract price for such trades is the applicable commission rate for a specific trade. The revenue associated with the trades is earned as the trade is executed by the clearing broker. On trade date, the customer obtains control through a right to either own a security or receive payment for a sale. These fees are collected on a monthly basis from the third-party clearing brokers.

(i) Distribution and / or administration fees

The Company, in its capacity as the principal underwriter for the Alger mutual funds, pays fees to third party dealers who sell the Alger mutual funds to their customers. To the extent the fees paid do not exceed amounts collected from the Alger mutual funds pursuant to 12b-1 Plans, they are incurred by the Company and included in Distribution and / or administration fees on the Statement of Income.

(j) Depreciation and Amortization

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation relating to these assets is provided for primarily by the straight-line method over their estimated useful lives, ranging from 5 to 14 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

(k) Prepaid Expenses and other assets

Prepaid expenses and other assets consist of prepaid insurance, prepaid subscriptions, prepaid regulatory fees, capitalized software costs, other prepaid operating expenses, commissions receivables and other receivables.

(l)   ***Segment Reporting***

The Company acts primarily as the principal underwriter of the Alger mutual funds sponsored by FAM and effects transactions principally for the clients of FAM who elect to have the Company do so on their behalf. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining adequate capital, such as whether to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Servicing Fees derived from the affiliate.

(3)   Financial Instruments owned, at Fair Value

The following presents the Company's financial instruments' fair value hierarchy as of December 31, 2025:

Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial instruments owned:				
Money market fund	$ 9,008,731	—	—	9,008,731
Mutual funds	28,704,303	—	—	28,704,303
Total financial instruments owned	$ 37,713,034	—	—	37,713,034

There were no level 2 or 3 investments held during the year or level 2 or 3 purchases or transfers made during the year.

(4)   Mutual fund fees, Brokerage commissions and receivables

A summary of mutual fund fees, brokerage commissions and the corresponding receivables for the year ended and as of December 31, 2025 are as follows:

Mutual fund fees		Income earned for the year	Amounts receivable
12B-1 Fee income	$	17,064,390	1,741,604
Shareholder servicing fees		4,709,854	490,311
Sub-transfer agency fees		3,126,475	1,628,441
Other fees		322,199	-
Total Mutual fund fees	$	25,222,918	3,860,356

Brokerage commissions		Income earned for the year	Amounts receivable
Mutual funds	$	2,665,265	348,716
Separately managed accounts		175,551	15,715
Total Brokerage commissions	$	2,840,816	364,431 *

*Brokerage commissions receivable are included in Prepaid expenses and other assets in the Statement of Financial Condition.

(5) Related Party Transactions

(a) Directors and Officers

Certain employees of the Company are directors and/or officers of the Alger mutual funds and Alger SICAV, a collective investment undertaking organized under the laws of the Grand Duchy of Luxembourg for sale to non-U.S. citizens in certain European countries.

The Alger SICAV is comprised of the following sub-funds:

1. Alger SICAV - Alger American Asset Growth Fund
2. Alger SICAV - Alger Small Cap Focus Fund
3. Alger SICAV - Alger Dynamic Opportunities Fund
4. Alger SICAV - Alger Emerging Markets Fund
5. Alger SICAV - Alger Weatherbie Specialized Growth Fund
6. Alger SICAV - Alger Focus Equity Fund
7. Alger SICAV - Alger Mid Cap Focus Fund
8. Alger SICAV - Alger Global Equity Fund

(b)   *Revenue Transactions*

The Company earns 12b-1 fees from the Alger mutual funds pursuant to the above as defined 12b-1 Plans. The Company also earns shareholder servicing fees pursuant to agreements with certain Alger mutual funds. These fees are included in Mutual fund fees in the Company's Statement of Income. Amounts receivable relating to these fees is included in Receivable from mutual funds on the Company's Statement of Financial Condition.

The Company receives Sub-Transfer Agency fees from the Alger mutual funds, which represents a partial reimbursement of payments made to intermediaries that provide sub-accounting services to omnibus accounts invested in the Alger mutual funds. These fees are included in Mutual fund fees in the Company's Statement of Income. Amounts receivable relating to these fees are included in Receivable from mutual funds on the Company's Statement of Financial Condition.

The Alger mutual funds, Alger SICAV and certain institutional separate account clients pay the Company brokerage commissions in connection with securities transactions. These fees are included in Brokerage commissions in the Company's Statement of Income. Amounts receivable which relate to these fees are included in Prepaid expenses and other assets on the Company's Statement of Financial Condition.

The Company provides certain marketing support services to Alger Management, Ltd. (AML), a U.K. registered investment advisor which is wholly owned by the Parent, for which it earns a fee. Such fees are included in Other Income on the Company's Statement of Income. Amounts receivable which relate to these fees are recorded in the Due from Parent and affiliates account on the Company's Statement of Financial Condition.

A summary of income earned through related party transactions for the year ended December 31, 2025, and receivables from related parties as of that date is as follows:

Mutual fund fees:			
12b-1 and shareholder servicing fees	$	21,774,243	2,231,915
Sub-T/A fees		3,126,475	1,628,441
Total mutual fund fees		24,900,718	3,860,356
Commission fees:			
Brokerage commissions		2,665,265	348,716
Other Income:			
Administration and Marketing		82,030 *	8,554
Total related party income/ receivables	$	27,648,013	4,217,626

* Related party Other Income is one of several accounts that comprise Other Income on the Statement of Income. One account has a debit balance that offsets the related party income on the Statement of Income.

(c) ***Servicing fees***

Pursuant to an agreement with FAM, Servicing fees of $41,235,291 have been earned by the Company for the year ended December 31, 2025. Under the terms of the agreement, FAM pays a monthly asset-based fee to the Company for its efforts in promoting, distributing and administering certain products for which FAM receives management fees. These fees are accrued for on a monthly basis and included in Servicing fees on the Company's Statement of Income.

(6) Due from affiliates and Due to Ultimate Parent and affiliates

The Company provides cash and or pays certain expenses to and on behalf of its affiliates. As of December 31, 2025, the Company has a Due from affiliates of $226,812. The amount due to the Ultimate Parent and affiliates was $239,764. The Due to Ultimate Parent was $229,283 as a result of the Company's allocation of the liabilities associated with the Company's Equity and Phantom Equity compensation plans and $10,481 due to affiliates for various expense allocations.

(7) Property and Equipment, Net

	Useful lives		Amount
Leasehold improvements	14 years	$	3,175,707
Office machines	5 years		2,047,434
Furniture and fixtures	7 years		1,214,058
Computer software	5 years		771,709
			7,208,908
Less: accumulated depreciation and amortization			(3,668,561)
		$	3,540,347

Depreciation and amortization expense for the year ended December 31, 2025 was $621,295.

(8) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at December 31, 2025:

Equity plan payable	$	10,690,929
Accrued distribution fees		5,515,372
Accrued bonus		4,670,463
Incentive plan payable		2,938,492
Incentive unit plan payable		2,444,974
Other		1,819,194
Total accrued expenses and other liabilities	$	28,079,424

(9) Regulatory Net Capital Requirements

The Company is subject to the Net Capital Requirements of Rule 15c3-1 (the Rule), which requires the maintenance of minimum Net Capital of the greater of 2% of Aggregate Debits or $250,000 as defined by the Rule. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2025 the Company had net capital of $9,143,555 which was $8,893,555 in excess of the minimum required.

(10) Income Taxes

The Company is a single member limited liability company treated as a disregarded entity that is included in the income tax returns filed by the Parent and is not subject to income tax on a stand-alone basis. The Company applied the amendments prospectively, as permitted by the transition guidance in ASU No. 2019-12. The Company has not included net current taxes receivables and net deferred tax assets in the Statement of Financial Condition nor has the Company recorded any income tax expense.

(11) Pension and Profit-Sharing Plans

(a) 401(k) Plan

The Company sponsors a contributory 401(k) plan. This plan includes all officers and full-time compensation contributed as pre-tax contributions subject to a maximum amount of $10,000 for each participant. The Company's practice is to fund its obligation under the plan currently. Included in Compensation and benefits expense are employer contributions for the year ended December 31, 2025 of $308,652.

(b) Deferred Compensation Plans

The Ultimate Parent maintains nonqualified deferred compensation plans (the Plans) for certain employees of the Company and FAM.

As more fully described in the Alger Associates, Inc. Profit Participation Plan, as amended and restated December 31, 2023 (Incentive Plan), and the individual Award Agreements, the Ultimate Parent may issue an award which is credited to the participant's "award account" and vests after four years. Pursuant to the Incentive Plan, the award accounts are credited or debited with gains or losses based upon changes in values of notional investments in certain Alger mutual funds elected by the plan participant. The participant is also eligible for a matching contribution of up to 100% of the original award. Both the vesting percentage attributable to the awards and the level of matching contributions are based on growth in the consolidated pre-tax net operating income of the Ultimate Parent and its subsidiaries, as defined by the plan, and which may be adjusted by management according to the terms of the Incentive Plan. Upon the issuance of a grant, the Company records a prepaid compensation asset, which is included on the Statement of Financial Condition. Such assets are amortized on a straight-line basis over the appropriate service period and charged to Compensation and Benefits on the Statement of Income. At December 31, 2025, the Company recorded a Prepaid compensation asset of $2,004,827. The Company recognized fair value adjustments of $933,665 in expense relating to the Incentive Plan.

In 2009, the Ultimate Parent adopted the Alger Associates, Inc. Equity Plan (Equity Plan), as amended and restated as of December 18, 2018. Under the terms of the Equity Plan, a portion of eligible participant's annual bonus compensation is converted into Alger Equity Units (Units). Such Units participate in any dividend declared by the Ultimate Parent on a notional basis as well as future appreciation or depreciation of the book value of the Ultimate Parent, as more fully described in the Equity Plan. Any award issued under the Equity Plan vests equally over four years. A portion of the value of the participant's awards may be paid after seven years (if so elected by the recipient of the award) subject to certain further allowable deferral elections. If such deferral option is not elected, the entire value of the award will be paid on the earlier of a "termination of employment" or a "change in control" as such terms are defined in the Equity Plan. The deferred liability for this award is measured at fair value initially and subsequently until the award is paid. During the year ended December 31, 2025, the Company recognized a reduction of $894,915 in compensation expense relating to the Equity Plan.

In April 2010, the Parent adopted a "Phantom Equity Grant Agreement" (Agreement), which granted phantom ownership of (5% initially, 5.2848% currently) the combined fair market value of the Parent and its subsidiaries, as defined in the Agreement, to the Chief Executive Officer (the CEO) of the Ultimate Parent. Under the terms of the Agreement, the CEO participates in any dividend declared or distribution made by the Ultimate Parent on a notional basis as well as future appreciation or depreciation of the fair market value of the Ultimate Parent, as more fully described in the Agreement. The phantom equity granted under this agreement is fully vested. The value of the phantom equity will be paid on the earlier of a "separation from service" or a "change in control" as such terms are defined in the Agreement. During the year ended December 31, 2025, the Company recognized fair market value adjustments of $129,623 in compensation expense relating to this Agreement. For the year ended December 31, 2025, $37,122 was credited as capital and represents a capital contribution by the Company to the Ultimate Parent for the services rendered by the CEO.

On February 15, 2022 (the "Effective Date"), the Ultimate Parent entered into a deferred compensation agreement, the Alger Associates, Inc. Incentive Unit Plan (Incentive Unit Plan). As more clearly defined in the Incentive Plan agreement, the Ultimate Parent granted Alger Equity Units Incentive Units (Units) which will participate in any dividend declared by the Ultimate Parent on a notional basis as well as future appreciation or depreciation of the book value of the Ultimate Parent. The Incentive Units shall vest in equal installments on the first five (5) anniversaries of the Effective Date. The deferred liability for this award is measured at book value initially and subsequently until the award is paid. During the year ended December 31, 2025, the Company recognized $1,189,914 in compensation expense relating to the Incentive Unit Plan.

The Plans are intended to qualify under Section 409A of the Internal Revenue Code, which allows, among other things, for the participant to defer tax recognition until such time as the award is distributed to the participant.

(12) Commitments and contingencies

During the year, the Company was not a party to, nor is currently a party to any legal proceedings incident to the ordinary course of business that would have an adverse effect on the business or financial condition of the Company.

(13) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through March 2, 2026, the date the financial statements were available to be issued. As a result of this evaluation, the Company found no subsequent events that necessitated disclosures in and/or adjustments to the financial statements.

FRED ALGER & COMPANY, LLC

Computation of Net Capital Under 17 CFR 240.15c3-1
December 31, 2025

Computation of net capital pursuant to Rule 15c3-1

Total member's equity from Statement of Financial Condition	$	26,175,185
Deductions and/or charges:		
Nonallowable assets:		
Receivables from afffiliates		226,812
Other nonallowable assets		8,778,651
Property & equipment, net		3,540,347
Total nonallowable assets		12,545,810
Net capital before haircuts		13,629,375
Haircuts on securities:		
Corporate bonds, mutual funds, money markets and exchange traded equity securities		4,485,820
Net Capital	$	9,143,555
Computation of alternative net capital requirement		
Capital requirement of broker-dealer electing alternative method		250,000
Total net capital requirement		250,000
Excess Net Capital	$	8,893,555

No material differences exist between the above computation of net capital and the computation of net capital reported in the Company's unaudited amended Form X-17A-5, Part IIA filing as of December 31, 2025 filed on March 2, 2026.

FRED ALGER & COMPANY, LLC

Computation for Determination of Customer Reserve Requirements pursuant to
Exhibit A to 17 CFR 240.15c3-3

Year Ended December 31, 2025

CONFIDENTIAL

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are that (1) the company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212-492-4000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Fred Alger & Company, LLC:

We have reviewed management's statements, included in the accompanying Fred Alger & Company, LLC's Exemption Report (the "Exemption Report", in which (1) Fred Alger & Company, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2025, without exception. The Company's management is responsible for its compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

March 2, 2026

FRED ALGER & COMPANY, LLC

Fred Alger & Company, LLC's Exemption Report
CONFIDENTIAL

Fred Alger & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3)   The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are that (1) the company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Robert Kincel, affirm to that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert Kincel

Robert Kincel
Chief Financial Officer
Fred Alger & Company, LLC
March 2, 2026